

Performance for the Fourth Quarter and Year ended March 31, 2008

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Infosys®

Safe Harbour

Infosys

- Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.
- Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and on Form 6-K for the quarters ended June 30, 2007, September 30, 2007 and December 31,2007. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary



Financial Performance

Infosys®

Highlights

Infosys

- Income was Rs. 4,542 crore for the fourth quarter ended March 31, 2008; YoY growth was 20.4%
- Net profit after tax was Rs. 1,249 crore for the quarter ended March 31, 2008; YoY growth was 9.2%
- Earnings per share increased to Rs. 21.83 from Rs. 20.30 for the corresponding quarter in the previous year; YoY growth was 7.5%
- 40 new clients were added during the quarter by Infosys and subsidiaries
- Gross addition of 5,947 employees (net 2,586) for the quarter by Infosys and subsidiaries
- 91,187 employees as on March 31, 2008 for Infosys and subsidiaries

Financial Performance

Infosys

in Rs. crore, except per share data

Particulars	March 31, 2008	March 31, 2007	Growth (%)	December 31, 2007	Growth % in Q4 FY 2008over Q3 FY 2008
Income from software services, products and business process management	**4,542**	**3,772**	20.4	4,271	6.3
Software development and business process management expenses	2,482	2,021	22.8	2,325	6.8
GROSS PROFIT	**2,060**	**1,751**	**17.6**	**1,946**	**5.9**
Selling and marketing expenses	223	268	(16.8)	205	8.8
General and administration expenses	359	286	25.5	349	2.9
	582	**554**	**5.1**	554	**5.1**
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	**1,478**	**1,197**	**23.5**	**1,392**	**6.2**
Interest	-	-		-	-
Depreciation	157	145	8.3	153	2.6
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,321**	**1,052**	**25.6**	**1,239**	**6.6**
Other income, net	139	119	16.8	158	(12.0)
Provision for investments	-	(1)	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,460**	**1,172**	**24.6**	**1,397**	**4.5**
Provision for taxation*	211	27	681.5	166	27.1
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	**1,249**	**1,145**	**9.1**	**1,231**	**1.5**
Income on sale of investments (net of taxes)	-	-	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	**1,249**	**1,145**	**9.1**	**1,231**	**1.5**
Minority interest	-	1	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	**1,249**	**1,144**	**9.2**	**1,231**	**1.5**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	21.83	20.30	7.5	21.54	1.3
Diluted	21.78	19.95	9.2	21.47	1.4
After exceptional items					
Basic	21.83	20.30	7.5	21.54	1.3
Diluted	21.78	19.95	9.2	21.47	1.4

** The net profit for the quarter ended March 31, 2008 and March 31,2007 includes a reversal of tax provisions amounting to Rs.20crore and Rs.124crore respectively.*



Operational Performance

Infosys®

Region wise Revenue

Infosys

%

	Q4 2008	Q3 2008	Q4 2007
North America	60.7	62.3	62.6
Europe	29.3	28.6	26.6
India	1.3	1.2	1.5
Rest of the world	8.7	7.9	9.3
Total	100.0	100.0	100.0

Revenues by Project type

Infosys

%

	Q4 2008	Q3 2008	Q4 2007
Fixed Price	**33.2**	**32.8**	25.9
Time & Materials	**66.8**	**67.2**	74.1
Total	**100.0**	**100.0**	100.0

Onsite-Offshore Revenue split

%

	Q4 2008	Q3 2008	Q4 2007
Onsite	**47.5**	**47.8**	49.8
Offshore	**52.5**	**52.2**	50.2
Total	**100.0**	**100.0**	100.0

Customer Concentration

Infosys®

CLIENT DATA					
	Quarter ended			Year ended	
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007	Mar 31, 2008	Mar 31, 2007
Number of Clients					
Active	538	530	500	538	500
Added during the period	40	47	34	170	160
Accounting for > 5% of revenue	1	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	310	305	275	310	275
5 Million dollar +	141	128	107	141	107
10 Million dollar +	89	81	71	89	71
20 Million dollar +	47	45	36	47	36
30 Million dollar +	32	30	25	32	25
40 Million dollar +	22	22	16	22	16
50 Million dollar +	18	17	12	18	12
60 Million dollar +	13	12	11	13	11
70 Million dollar +	12	12	9	12	9
80 Million dollar +	10	9	4	10	4
90 Million dollar +	6	6	4	6	4
100 Million dollar +	6	4	3	6	3
200 Million dollar +	1	1	1	1	1
300 Million dollar +	1	1	-	1	-
Client contribution to revenue					
Top client	10.3%	9.5%	8.5%	9.1%	7.0%
Top 5 clients	22.0%	21.6%	21.3%	20.9%	19.4%
Top 10 clients	32.0%	32.5%	33.4%	31.4%	31.4%
Repeat business	95.0%	96.3%	93.3%	97.0%	95.3%
Account receivables – LTM (in days)	72	60	64	72	64

'LTM' - Last Twelve Months
* LTM Revenues

** Last Twelve Months*



Client Acquisition & Expansion of Services

Infosys®

Client Acquisition & Expansion of Services

- During the quarter, 40 clients were added.
- Customers and market influencers commended Infosys' service excellence and delivery efficiency
- The Boeing Company awarded Infosys with the inaugural Boeing Performance Excellence Award (BPEA).
- Cummins Inc. selected Infosys as a Global Preferred Vendor for Information Technology and Eastman Chemical awarded Infosys the Supplier Excellence award for the second year running
- An independent research firm cited Infosys as a Leader in Oracle Implementation Services

Client Acquisition & Expansion of Services

Infosys

- Market leaders across industry verticals continued to leverage Infosys' solutions and services to transform their businesses and compete effectively in a dynamic business environment.
- Leading manufacturers are partnering with Infosys to improve their competitiveness. A top carmaker is consolidating its contact centers with Infosys' expertise.
- Infosys is performing multiple business capability improvement initiatives for a global services company
- In the Middle East, Infosys defined the IT strategy and roadmap for the smelter operations of an aluminum producer and defined and designed a world-class QA framework for the IT organization of a transit authority.
- A leading public safety organization used Infosys' expertise for database consolidation and localization and an oil and gas industry leader has chosen Infosys as a strategic partner to meet its enterprise IT needs.
- Infosys is delivering a complete set of IT Infrastructure managed services to a multi-brand retail leader in the US and helping a global logistics leader define its application landscape and create a roadmap for future IT programs.

Banking Products

Infosys®

- Finacle® announced four new customer wins across Western Europe, Latin America and India.
- During the quarter, Finacle® unveiled version 10 of the Finacle® Universal Banking Solution, built with an investment of over $60 million over the last three years and incorporating new offerings including Islamic banking, wealth management and mobile banking solutions.
- **Asian Banker** announced Finacle®, along with its customer Federal Bank, as the winner of the 'Best Core Banking Project' award for 2007. Finacle® has won this award for the second consecutive year.

Process innovation

- During the quarter, Infosys applied for an aggregate of 10 patents in the US and India. With this, Infosys has filed an aggregate of 119 patent applications(pending) in both countries and has been granted two patents by the United Sates Patent and Trademark Office.



Human Resources

Infosys®

Human Resources

Infosys

	Q4 2008	Q3 2008
Total employee strength	**91,187**	**88,601**
Software professionals	**85,013**	**83,011**
Gross addition	**5,947**	**11,683**
Net addition	**2,586**	**8,100**
Laterals	**2,340**	**2,570**



Capex and Infrastructure

Infosys®

Capex and Infrastructure

Infosys

- Capital expenditure of Rs. 431 crore was incurred during the quarter
- As on March 31, 2008, the company had 1,64,77,411 sq. ft. of space capable of accommodating 77,754 employees and 83,62,592 sq. ft. under completion capable of accommodating 26,881 employees



Outlook

Indian GAAP – Consolidated

Infosys

Quarter ending June 30, 2008*

- Income is expected to be in the range of Rs. 4,570crore and Rs. 4,582crore; YoY growth of 21.1% – 21.4%
- Earnings per share** before exceptional item are expected to be Rs. 20.73; YoY growth of 15.2%

Fiscal year ending March 31, 2009

- Income is expected to be in the range of Rs. 19,984 crore and Rs. 20,214 crore; YoY growth of 19.2% – 21.1%
- Earnings per share** before exceptional item are expected to be between Rs. 92.32 and Rs.93.92; YoY growth of 16.3% - 18.3%

**Conversion 1 $ = Rs. 40.02*

***Excluding tax reversal of Rs. 20 crore and Rs. 121 crore in quarter and year ended March 31, 2008 respectively*



Summary

Infosys

Summary

Infosys

- Crossed a significant milestone reaching US$ 1 Billion in net profits in the last twelve months
- We also have successfully maintained our margins during the year, despite an 11% appreciation in the Rupee,
- Our Global Delivery Model combined with our consulting and solution capabilities, provides a strong platform for customers seeking efficiencies in their IT spend
- Our Package Implementation services combined with strong consulting services provides greater differentiation in the marketplace
- We see greater growth opportunities as large customers roll out their product implementation strategies seeking timely and cost-competitive solutions
- We continue to see greater growth opportunities in Europe. Our current utilization level provides us enough flexibility to grow faster



Thank You

www.infosys.com

Infosys®